Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Molejon Gold Project – NI 43-101 Reserve Update
61% Increase in Reserves

Vancouver, BC – March 8, 2011: Petaquilla Minerals Ltd. (the “Company”) today announced that it has completed Phase 1 of its National Instrument 43-101 (“NI 43-101”) compliant mineral resource and reserve update for its Molejon Gold Project. This is the Company’s annual review of its resources and reserves that have been upgraded over the past year through its engineering and drilling activities.

The Company has formally upgraded its NI 43-101 compliant Measured and Indicated (“M&I”) resource to a proven and probable reserve of 643,266 contained gold ounces (15.3Mt @ 1.30g/t Au, average metallurgical recovery of 91.1%) as of the October 1, 2010, production cut-off. Prior to October 1, 2010, the Company mined an additional 99,961 gold ounces (1.39Mt @ 2.22g/t Au) of proven and probable reserves bringing the total proven and probable reserves at the Molejon Gold Project to a total of 743,227 ounces. This represents an increase of 61% over the last calculated reserve as of the October 1, 2010, production cut-off.

In addition to the above, the Company is currently working on the following to increase shareholder value:

  Upgrading to reserve status an additional 103,255 gold ounces (10.2Mt @0.32g/t Au, M&I category at a 0.18g/t cut-off) located within the Molejon pit.

  Upgrading to reserve status an additional 253,440 gold ounces (30.3Mt @ 0.26g/t Au, M&I category at 0.1g/t Au cut-off) from an area adjacent to the main pit. The Company is scheduled to publish a new reserve number upon completion of the Heap Leach Project scheduled to commence operations in the third quarter of this calendar year.

  Upgrading to M&I status its inferred resources of 966,294 gold ounces (185Mt @ 0.16g/t Au, 0.1g/t Au cut-off) from an area adjacent to the main pit.

  Upgrading to M&I status a newly calculated inferred resource from the Oro Del Norte Project totaling 276,383 ounces (18.1Mt @ 0.47g/t Au, 0.1g/t cut-off). The updated resource is scheduled to be released during the third calendar quarter of 2011.

As previously announced January 4, 2010, the Company is advancing its Heap Leach Project. Work has progressed to the final engineering and design stage, which is being completed by independent consultants including METCON Research (an affiliate of KD Engineering Ltd.), Knight Piesold Ltd. and Gramsa S.A., all working in conjunction with the Company’s mine site personnel. Final engineering and design has commenced and is planned to be completed in March 2011. Construction of the associated infrastructure commenced February 2011 to take advantage of the traditional dry season in the Republic of Panama.

Mr. Mike Martin, Mining Engineer, a Qualified Person as defined by National Instrument 43-101 and Project Manager for Behre Dolbear Inc., has been overseeing the resource and reserve estimate update. He is ensuring that the appropriate quality assurance protocols are being followed and that the data has been qualified under strict quality controls. He has reviewed and verified the technical mining information contained in this news release.

All reports will be filed on SEDAR.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel Klein
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.